UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               CELSION CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    15117N107
                                 (CUSIP Number)

                                January 21, 2003
             (Date of Event Which Requires Filing of this Statement)

                                Lawrence J. Knopf
                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537
                            Telephone: (508) 650-8567
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                              Peter D. Lyons, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117N107

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)
                  Boston Scientific Corporation


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[ ]        (a)
[ ]        (b)

(3)      SEC Use Only


(4)      Citizenship or Place of Organization     Delaware

         Number of         (5)      Sole Voting Power   9,375,354
         Shares
         Beneficially      (6)      Shared Voting Power   0
         Owned by
         Each              (7)      Sole Dispositive Power   9,375,354
         Reporting
         Person            (8)      Shared Dispositive Power   0
         With

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,354

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



(11)     Percent of Class Represented by Amount in Row (9)*
            9.2%

(12)     Type of Reporting Person (See Instructions)   CO

* This percentage is based on 101,687,922 shares of Common Stock outstanding as of January 20, 2003.

Item 1. Issuer

        (a)     Name of Issuer:  Celsion Corporation

        (b) Address of Issuer's Principal Executive Offices: 10220-I Old Columbia Road, Columbia, MD 21046-1705

Item 2.  Person Filing

        (a)     Name of Person Filing:  Boston Scientific Corporation.

        (b) Address of Principal Business Office: One Boston Scientific Place, Natick, MA 01760-1537.

        (c)     Citizenship:  Not applicable.

        (d)     Title of Class of Securities:  Common Stock, $0.01 par value.

        (e)     CUSIP Number:  15117N107

Item 3.  This statement is filed pursuant to 240.13d-1(c).

Item 4.  Ownership

        (a)      Amount Beneficially Owned:  9,375,354

        (b)      Percent of class:  9.2%

        (c)      Number of shares as to which such person has:

                i.       Sole power to vote or to direct the vote:  9,375,354

                ii.      Shared power to vote or to direct the vote:  0

                iii.     Sole power to dispose or direct the disposition of:
                         9,375,354

                iv.      Shared power to dispose or to direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification if Statement Filed Pursuant to Rule 13d-1(c)

         (a)    Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2003

                                   BOSTON SCIENTIFIC CORPORATION



                                   By:    /s/ Lawrence J. Knopf
                                          ------------------------
                                   Name:  Lawrence J. Knopf
                                   Title: Vice President and
                                          Assistant General Counsel